Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655



FINAL PRESS RELEASE - AUGUST 8, 2005
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WHIRLPOOL CORPORATION SUBMITS FORMAL PROPOSAL TO ACQUIRE MAYTAG CORPORATION
FOR $20 PER SHARE


           BENTON HARBOR, Mich., Aug. 8 /PRNewswire-FirstCall/ -- Whirlpool Corporation (NYSE: WHR) announced today that it has submitted a binding offer to acquire Maytag Corporation (NYSE: MYG) for $20 per Maytag share. The total value of the offer represents a 43 percent premium over the price offered by Triton Acquisition Holding in their current agreement with Maytag. This transaction is valued at $2.6 billion in cash and stock (based on assumed debt of $977 million). Whirlpool's offer is subject to customary conditions including receipt of regulatory approval.

           Whirlpool's offer expires at 5:00 p.m. on August 20, 2005, the day after the current date for a meeting of Maytag's shareholders to vote on the Triton Acquisition Merger proposal.

           Whirlpool's offer includes a commitment to pay a "reverse break-up fee" of $120 million if the transaction does not close because regulatory approval is not obtained.

           Jeff M. Fettig, Whirlpool's chairman, president and CEO said, "Our binding offer reflects both the value we see in the combination of Whirlpool and Maytag and the confidence we have in the ultimate receipt of regulatory approval for the transaction."

           The text of the proposal letter delivered to the CEO and chairman of the Special Committee of Maytag is included at the end of this press release.

           Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances, with annual sales of over $13 billion, 68,000 employees, and nearly 50 manufacturing and technology research centers around the globe. The company markets Whirlpool, KitchenAid, Brastemp, Bauknecht, Consul and other major brand names to consumers in more than 170 countries.

           Additional information:

           This news release contains forward-looking statements that speak only as of this date. The company disclaims any obligation to update such information. Forward-looking statements include, but are not limited to, statements regarding expected earnings per share, cash flow, and material costs for the full year 2005, as well as the expected consequences of enacted price increases. Although the company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. Many factors could cause actual results to differ materially from the Company's forward-looking statements. Among these factors are: (1) the cost of raw materials and components, especially steel and the impact of rising oil prices; (2) the financial impact of the Company's announced price increases will be dependent upon such factors as the strength of the Company's brands in the market place, the strength of consumer demand for the Company's products, and other factors outside of the Company's control such as the general economic conditions prevailing at the time the new pricing goes into effect; (3) rising worldwide transportation costs due to historically high and volatile oil prices, capacity constraints, and other factors; (4) the ability to gain or maintain market share in an intensely competitive global market; (5) the success of the Company's global strategy to develop brand differentiation and brand loyalty; (6) the Company's global

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FINAL PRESS RELEASE - AUGUST 8, 2005
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operating platform initiatives; (7) the success of the Latin American businesses operating in challenging and volatile environments; (8) continuation of the Company's strong relationship with Sears Holdings Corporation in North America, which accounted for approximately 17% of consolidated net sales of $13 billion in 2004; (9) currency exchange rate fluctuations; (10) social, economic and political volatility in developing markets; (11) continuing uncertainty in the North American, Latin American, Asian and European economies; (12) the effectiveness of the series of restructuring actions the Company has announced and/or completed through 2004; (13) U.S. interest rates; (14) new Asian competitors; (15) changes to the obligations as presented in the contractual obligations table; (16) changes in the funded position of the U.S. pension plans; (17) continued strength of the U.S. builder industry; (18) the threat of terrorist activities or the impact of war; (19) the Company's estimate of its annual effective tax rate of approximately 31.7%; and (20) the success of the Company's proposal to acquire Maytag Corporation and, if the acquisition is completed, the Company's ability to realize expected benefits.

           This material is not a substitute for the prospectus/proxy statement Whirlpool and Maytag would file with the Securities and Exchange Commission if a definitive agreement with Maytag is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information. The prospectus/proxy statement would be, and other documents filed by Whirlpool and Maytag with the Securities and Exchange Commission are, available free of charge at the SEC's website (http://www.sec.gov ) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692, Attention: Larry Venturelli, Vice President Investor Relations.

           Whirlpool is not currently engaged in a solicitation of proxies from the stockholders of Maytag in connection with Whirlpool's proposed acquisition of Maytag. If a proxy solicitation commences, Whirlpool, Maytag and their respective directors, executive officers, and other employees may be deemed to be participants in such solicitation. Information about Whirlpool's directors and executive officers is available in Whirlpool's proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Whirlpool and Maytag would file if a definitive agreement with Maytag is reached.


                           --------------------------


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                            WHIRLPOOL CORPORATION
                                2000 M63 North
                        Benton Harbor, Michigan 49022

                                August 8, 2005

Mr. Ralph F. Hake
Chairman and CEO
Mr. Howard L. Clark, Jr.
Chairman, Special Committee
  of the Board of Directors

Maytag Corporation
403 West Fourth Street, North
Newton, Iowa 50208


           Dear Messrs. Hake and Clark:

           We are pleased to submit the following binding offer to acquire Maytag in a transaction that will provide your shareholders substantially greater value than your pending sale to the private equity consortium known as Triton.

           We are offering to acquire all of Maytag's outstanding shares by means of a merger that would provide Maytag shareholders $20.00 of total consideration per Maytag share in a taxable transaction. Of the total consideration, 50% would be paid in cash and the balance in shares of Whirlpool common stock. Our proposal represents a 43% premium to Triton's $14 price.

           Based on our understanding that your Board prefers certainty of value on the portion of the consideration that will be based on Whirlpool stock, we will provide your shareholders the benefit of a floating exchange ratio to determine the number of shares at closing. Such floating exchange ratio will be subject to a collar range equal to +/- 10% of the volume weighted average price of our common stock on the New York Stock Exchange on the day you declare our offer a "Superior Company Proposal" (as defined in the Triton Merger Agreement referred to herein) and, if such day is not a business day, on the trading day immediately preceding such day.

           As we have progressed in our diligence process and have further analyzed the transaction, we continue to have confidence that we will be able to achieve the appropriate regulatory approvals to close a transaction within a relatively short time period. Nonetheless, we have addressed your Board's desire for an appropriate level of protection in the unlikely scenario that we do not receive necessary regulatory approvals, with a package having a value of $175,000,000. First, assuming execution by Maytag of the Merger Agreement (as hereinafter defined), we will pay to Triton, on your behalf, the $40 million payable to them upon termination of the Merger Agreement dated May 19, 2005 among Triton Acquisition Holding ("Triton"), Triton Acquisition Co. and Maytag (the "Triton Merger Agreement").

           Second, we will pay to Maytag a "reverse break-up fee" of $120 million if the transaction cannot be closed due to an inability to obtain regulatory approval.

           Finally, as a further measure of protection to Maytag, we have agreed to provide up to $15 million for retention of Maytag employees.

           Please find attached hereto an Agreement and Plan of Merger (the "Merger Agreement") among Whirlpool Corporation ("Whirlpool"), Whirlpool Acquisition Co. ("Merger Sub") and Maytag Corporation ("Maytag") executed by Whirlpool and Merger Sub. The execution and delivery of the Merger Agreement by Whirlpool and Merger Sub constitutes a binding irrevocable offer by Whirlpool and Merger Sub to Maytag to enter into the transactions contemplated by the Merger Agreement on the terms specified therein (the "Offer"). Unless previously accepted by Maytag, the Offer will expire at 5:00 p.m. Eastern Standard Time on August 20, 2005.

           Whirlpool represents to Maytag that Whirlpool's execution, delivery and performance of the Merger Agreement, and the consummation of the transactions contemplated thereby, are within Whirlpool's corporate powers, and have been duly authorized by all necessary corporate action. In addition, Whirlpool represents to Maytag that the Merger Agreement constitutes a valid and binding agreement of Whirlpool and will, upon execution by Maytag, be enforceable against Whirlpool in accordance with its terms.

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           As referred to above, in order to induce Maytag to deliver the 48 hour notice to Triton contemplated by the provisions of Section 5.02(g) of the Triton Merger Agreement, Whirlpool hereby agrees to pay to Maytag (or at Maytag's request, Triton) the sum of $40,000,000 by wire transfer of immediately available funds concurrently with the effectiveness of the termination of the Triton Merger Agreement and Maytag's execution and delivery of the Merger Agreement (which delivery shall constitute notice of Whirlpool's obligation to make the payments described in this paragraph).

           This offer and our other agreements set forth in this letter shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of laws principles thereof.

           We believe we have addressed in every manner the concerns we understood the Maytag Board to have had with a potential combination with Whirlpool. Most importantly, we are providing a tremendous economic package of benefits to Maytag and its shareholders, and one that we believe would be strongly welcomed and supported by your shareholders.

           We look forward to hearing from you with regard to your determination.



                                     Very truly yours,

                                     WHIRLPOOL CORPORATION

                                     Jeff M. Fettig
                                     Chairman, CEO and President